SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D/A
                                (Rule 13d - 101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                             NEWPOWER HOLDINGS, INC.
                             -----------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    652463101
                                    ---------
                                 (CUSIP Number)

                            Riverside Contracting LLC
                            2109 Broadway, 2nd Floor
                            New York, New York 10023
                                 (212) 501-0990

                                 with a copy to:

                                Joel Negrin, Esq.
                     Goodkind Labaton Rudoff & Sucharow LLP
                           100 Park Avenue, 12th Floor
                               New York, NY 10017
                                 (212) 907-0700
                                 --------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                JANUARY 28, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                          (Continued on following page)





                                Page 1 of 2 Pages

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ITEM 4.  PURPOSE OF TRANSACTION.
------   ----------------------

         Item 4 is supplemented as follows:

         Riverside has commenced on the date hereof the mailing of a letter to shareholders of the Issuer, a copy of which is annexed as Exhibit 2 to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------   --------------------------------

         Exhibit 2. Letter dated January 28, 2003 from Riverside to shareholders of the Issuer.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2003                       RIVERSIDE CONTRACTING LLC, for
                                             itself and as attorney-in-fact for
                                             Elliot H. Herskowitz and
                                             Neil Herskowitz

                                             By    /s/ NEIL HERSKOWITZ
                                               --------------------------------
                                                       Neil Herskowitz, Manager